UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CHOICE HOTELS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

169905-10-6

(CUSIP Number)

Christine A. Shreve - 240-295-1600

8171 Maple Lawn Blvd, Suite 375, Fulton, MD 20759

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26,2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169905-10-6	13D	Page 2 of 4

1	Name of Reporting Person Christine A. Shreve
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds 00
5	Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items 2(C) or 2(E) ☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person with:	7	Sole Voting 6,168
	8	Shared Voting Power 4,383,486
	9	Sole Dispositive Power 6,168
	10	Shared Dispositive Power 4,383,486
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,389,654
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 7.79%
14	Type of Reporting Person IN

Item 1.	Security and Issuer

(a)	Name of Issuer:

Choice Hotels International, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1 Choice Circle, Suite 400

Rockville, MD 20850

(c)	Title and Class of Securities:

Common Stock

Item 2.	Identity and Background

(a)	Name:

Christine A. Shreve (“Ms. Shreve” or the “Reporting Person”)

(b)	Business Address:

8171 Maple Lawn Blvd, Suite 375

Fulton, MD 20759

(c)	Present Principal Employment:

President, Realty Investment Company, Inc.

(d)	Record of Convictions:

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

CUSIP No. 169905-10-6	13D	Page 3 of 4

(e)	Record of Civil Proceedings:

During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

N/A

Item 3.	Source and Amount of Funds or Other Consideration

N/A

Item 4.	Purpose of Transaction

Contribution of shares into Sweetwater Holdings, LLC and Posadas Holdings, LLC. Ms. Shreve is Manager of each of these entities.

Item 5.	Interest in Securities of the Issuer

(a)	Amount and percentage beneficially owned:

Reporting Person:

4,389,654 shares including 2,800 shares owned by Ms. Shreve jointly with her husband; 1,175,000 shares owned by Shadow Holdings, LLC, an LLC whose sole members are Barbara Bainum and trusts for her benefit, for which Ms. Shreve is manager and has shared voting authority; 1,685,061 shares owned by Posadas Holdings, LLC, for which Ms. Shreve is Manager and has shared voting authority, and whose sole members are Bruce Bainum and various trusts for either his benefit or the benefit of his wife or children; 1,520,625 shares owned by Sweetwater Holdings, LLC, for which Ms. Shreve is Manager and has shared voting authority, and whose sole members are Roberta Bainum and trusts for either her benefit or the benefit of her children; and 6,168 shares owned by trusts for the benefit of Renschler family members for which Ms. Shreve is the trustee.

(b)	Number of shares as to which such person has:

(i) Sole Voting Power	6,168

(ii) Shared Voting Power	4,383,486

(iii) Sole Dispositive Power	6,168

(iv) Shared Dispositive Power	4,383,486

(c)	A schedule of transactions effected in the last sixty days is as follows:

Contribution on 1/21/16 of 175,610 shares of the Issuer to Sweetwater Holdings, LLC from Roberta Bainum, Trustee of the Roberta Bainum Declaration of Trust dated September 30, 2007.

Contribution on 1/26/16 of 500,000 shares of the Issuer to Posadas Holdings, LLC from Bruce Bainum, Trustee, of the Bruce Bainum Declaration of Trust dated March 13, 1997.

CUSIP No. 169905-10-6	13D	Page 4 of 4

(d)	Ownership of more than five percent on behalf of Another Person:

To the extent that shares of the Issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person’s knowledge, other than Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

(e)	Ownership of Less than Five Percent:

N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2016

/s/ Christine A. Shreve
Christine A. Shreve